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                                 HOLLINGER INC.
                   COMMENCES CHANGE OF CONTROL OFFER FOR NOTES

         Toronto, Ontario, Canada, August 1, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that it has commenced a change of control offer to purchase any and all of its outstanding senior secured notes. The offer was prompted by a filing made with applicable Canadian securities regulatory authorities by the court appointed receiver (the "Receiver") of The Ravelston Corporation Limited ("Ravelston") and related entities pursuant to which the Receiver stated that it had obtained possession and control of the shares of Hollinger directly or indirectly held by Ravelston (the "Receiver Action"). The Receiver further stated that it took possession and control of such shares solely for the purposes of carrying out its responsibilities as court appointed officer.

         Although it is the position of Hollinger that the Receiver Action did not result in a change of control of Hollinger, within the meaning of the indentures (the "Indentures") governing Hollinger's senior secured notes, in view of potential assertions by noteholders that such a change of control has occurred, Hollinger determined to make the change of control offer that would be required by the Indentures in that event. Accordingly, Hollinger has commenced a change of control offer to purchase (the "Change of Control Offer") for cash any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes", together with the Senior Notes, the "Notes") for US$1,010 per US$1,000 principal amount of Notes plus accrued and unpaid interest to the settlement date. The Change of Control Offer is being made pursuant to the Indentures. The occurrence of a change of control, within the meaning of the Indentures, is a necessary precondition to Hollinger's obligation to make the Change of Control Offer. If it is determined that a change of control has not occurred, the Change of Control Offer will terminate automatically prior to its expiry without any action on Hollinger's part.

         The Change of Control  Offer  expires  at 5:00 p.m.  (Eastern  Daylight
Time) on September 6, 2005, unless extended or earlier terminated. The Change of Control Offer is unconditional, unless terminated, subject to the proper tender of the Notes. There is currently outstanding US$78 million in aggregate principal amount of Senior Notes and US$15 million in aggregate principal amount of Second Priority Notes.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Change of Control Offer will be made solely by, and subject to terms and conditions set forth in, Hollinger's notice and related offer to purchase in respect of the Change of Control Offer, which has been sent to the holders of Notes.

COMPANY BACKGROUND

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the CHICAGO SUN-TIMES, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca
                              www.hollingerinc.com